UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALTUS MIDSTREAM COMPANY

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02215L209

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BCP Raptor Holdco, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,865,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Beneficial ownership of shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Altus Midstream Company, a Delaware corporation (the “Issuer”), is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BCP Raptor Holdco GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,865,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BCP Raptor Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,865,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Energy Management Associates II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,865,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Management Associates VII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,865,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BMA VII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,865,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone EMA II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,865,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,865,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,865,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,865,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,387
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 2,387
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,868,038 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L209

(2)

Additionally, as of the date hereof, Harvest Fund Advisors LLC, an indirect subsidiary of Blackstone Inc. (“HFA”), is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,387
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 2,387
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,868,038 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)

Additionally, as of the date hereof, HFA is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,387
	8	SHARED VOTING POWER 12,865,651 (1)
	9	SOLE DISPOSITIVE POWER 2,387
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,868,038 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)

Additionally, as of the date hereof, HFA is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

Explanatory Note

This Amendment No. 1 to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Altus Midstream Company, a Delaware corporation (the “Issuer”) and amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission on November 1, 2021 (the “Original Schedule 13D” and as so amended, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to include the following after the final paragraph:

Apache Share Conversion

On January 11, 2022, Apache Midstream redeemed 12,500,000 shares of Class C Common Stock and units in the Partnership for an equivalent number of shares of Class A Common Stock (such redemption, the “Apache Share Conversion”). Following the Apache Share Conversion, Apache Midstream beneficially owned 12,865,651 shares of Class A Common Stock and 159,107 Class A Warrants, all of which are subject to the Voting Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume that there were 16,246,460 shares of Class A Common Stock outstanding, as disclosed in the definitive proxy statement filed by the Issuer on January 12, 2022 after giving effect to the Apache Share Conversion.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, as a result of the Voting Agreement and the Apache Share Conversion, the Reporting Persons may be deemed to have shared voting power with respect to up to 12,865,651 shares of Class A Common Stock, and thus, for the purpose of Rule 13d-3 under the Act, the Reporting Persons may be deemed to be the beneficial owner of 12,865,651 shares of Class A Common Stock. Additionally, as of the date hereof, Harvest Fund Advisors LLC, an indirect subsidiary of Blackstone Inc. (“HFA”), is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

As of January 11, 2022 after giving effect to the Apache Share Conversion, 12,865,651 shares of Class A Common Stock and 159,107 Class A Warrants owned by Apache Midstream are subject to the Voting Agreement. The aggregate number of shares of Common Stock covered by the Voting Agreement represents approximately 79.4% of the outstanding Common Stock, based on 16,405,567 aggregate shares of Common Stock issued and outstanding as of January 10, 2022, comprised of 16,246,460 shares of Class A Common Stock outstanding, after giving effect to the Apache Share Conversion, as well as 159,107 shares of Class A Common Stock underlying the Class A Warrants held by Apache Midstream.

Raptor GP is the general partner of Raptor.

Raptor Manager owns a majority of the outstanding membership interests in Raptor GP.

Blackstone Energy Management Associates II L.L.C. and Blackstone Management Associates VII L.L.C. are the managing members of Raptor Manager. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. BMA VII L.L.C. is the sole member of Blackstone Management Associates VII L.L.C.

Blackstone Holdings III L.P. is the managing member of each of BMA VII L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. and indirectly controls HFA through one or more subsidiaries. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I filed with the Original Schedule 13D is set forth on Schedule I filed with the Original Schedule 13D.

(c) Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock in the past 60 days.

(d) The Reporting Persons have no right to receive dividends from, or the proceeds from the sale of, any shares of Class A Common Stock subject to the Voting Agreement. The Reporting Persons will have no pecuniary interest in any shares of Class A Common Stock unless and until the transactions contemplated by the Contribution Agreement are consummated.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by inserting the following at the end of Item 6:

Series A Preferred Units

On December 6, 2021, certain affiliates of the Reporting Persons agreed to acquire, subject to adjustment, 79,800 Series A Preferred Units of the Partnership (“Series A Preferred Units”), a subsidiary of the Issuer, from a third-party holder.

The closing of the acquisition is subject to certain conditions, including, among others, (i) the closing of the transactions contemplated by the Contribution Agreement and (ii) the Third Amended and Restated Agreement of Limited Partnership of the Partnership (the “Third A&R LPA”) having not been amended in any respect other than immaterial amendments that do not adversely affect or alter the rights, preferences or privileges associated with the Series A Preferred Units or holders thereof.

The terms of the Series A Preferred Units will be governed by the terms of the Third A&R LPA, the full text of which is attached as Exhibit F and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit F	Third Amended and Restated Agreement of Limited Partnership of Altus Midstream LP, dated as of October 21, 2021 (incorporated by reference to Annex F to the Issuer’s Definitive Proxy Statement filed on January 12, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2022

BCP RAPTOR HOLDCO, LP

By:	/s/ Todd Carpenter
Name:	Todd Carpenter
Title:	General Counsel

BCP RAPTOR HOLDCO GP, LLC

By:	/s/ Todd Carpenter
Name:	Todd Carpenter
Title:	General Counsel

[Altus Midstream Company – Schedule 13D]

BCP RAPTOR MANAGER LLC

By:	Blackstone Energy Management Associates II L.L.C., its managing member

By:	Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

By:	Blackstone Management Associates VII L.L.C., its managing member

By:	BMA VII L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES II L.L.C.

By:	Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

[Altus Midstream Company – Schedule 13D]

BLACKSTONE EMA II L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE MANAGEMENT ASSOCIATES VII L.L.C.

By:	BMA VII L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BMA VII L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

[Altus Midstream Company – Schedule 13D]

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

[Altus Midstream Company – Schedule 13D]

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

[Altus Midstream Company – Schedule 13D]